EXHIBIT 99.2

Personal and confidential

OPTION AGREEMENT

    (option on subscription for shares in Proxima ASA at price below par)

NAME: Pål Chr. Andersen

    You are hereby assigned the right to subscribe for 10,000 shares at a price of NOK 46.80 per share, plus 1% per month, calculated from 01/04/99 (effective 06/04/99).

Conditions of the option scheme

Issue price

    The issue price is fixed at NOK 46.80 per share, plus an additional 1% of NOK 46.80 per month during the option's period of validity. The figure of NOK 46.80 corresponds to the shares' closing market price on the date the option was allocated, which was 06/04/1999. The addition of 1% per month will take place from the time the shares are allocated until the option is exercised. The issue price has been fixed taking account of current tax regulations and this means that no tax benefit has accrued from the allocation of options on 06/04/1999. Please refer also to the description of the tax implications in the enclosed information.

Exercise periods for the options

    Option holders have the opportunity to exercise 1/3 of the options beginning one year after the grant date, an additional 1/3 beginning two years after the grant date, and the remaining 1/3 beginning three years from the grant date. Exercise is conditioned upon satisfactory shareholder action at the company's Annual General Meeting.

    In order to facilitate the practical implementation of the option scheme, option holders are given the right to exercise the first 1/3 of the options in the periods 1-10 June 2000, 1-10 September 2000, 1-10 December 2000 or 1-10 March 2001. To the extent an employee does not exercise the options at the appointed times, the options can be exercised at a later time. Options which have not been redeemed by 10 June 2002 at the latest will be discontinued. On the basis of the fixed regulation of the issue price mentioned in the above point, the issue price will vary according to the period in which the option holder redeems the options.

Lapse of options

    Options (including any unredeemed share of these) will lapse if your association with the company ceases. The lapse takes place as of the date the company is given/gives notice of termination of employment or board membership.

Transferability

    Options are non-transferable.

Date/Place:	22/6/00	Signature:	/s/ Pål Chr. Andersen